UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

 On May 26, 2026, SEALSQ Corp (“SEALSQ”) entered into a Series A Investment Agreement (the “Investment Agreement”) to acquire a minority interest in Quobly SAS (“Quobly”), a French société par actions simplifiée engaged in research and development in quantum computing based on spin qubits using semiconductor technologies, along with certain other investors, founders, and existing shareholders of Quobly.

Under the Investment Agreement, SEALSQ subscribed for Series A preferred shares of Quobly with attached broad-based anti-dilution ratchet warrants for an aggregate investment amount of EUR 14,999,400, subject to the satisfaction of several conditions precedent. The ratchet warrants allow SEALSQ to obtain an adjustment of the subscription price of its Series A preferred shares to the average subscription price of the shares issued by Quobly (i) pursuant to the Investment Agreement and (ii) in the four (4) years following the date of issuance of the Series A preferred shares and for a price per share below the Series A price per share.

Closing of the transaction occurred on June 2, 2026.

In connection with the transaction, SEALSQ and two other investors were each granted a right to appoint one member of Quobly’s supervisory board. SEALSQ has appointed its CEO, Carlos Moreira, to fill its seat. Any two investor board members may veto certain significant decisions affecting Quobly, including, but not limited to, amendments to its bylaws or corporate purpose, mergers, demergers, material reorganizations, and any issuance of new securities.

This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Statements that are not statements of historical fact, including statements regarding plans, objectives, expectations, intentions, and beliefs, may be identified by words such as “intend,” “accelerate,” “aim,” “designed to,” “plan,” “will,” and similar expressions. Forward-looking statements include, without limitation, statements regarding SEALSQ’s investment in Quobly, the expected terms and timing of the transactions described herein, the anticipated strategic benefits of the investment, and the potential risks and uncertainties associated therewith. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. WISeKey International Holding AG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Exhibit No.	Description
99.1	Press Release of SEALSQ Corp issued on June 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	wisekey international holding ag

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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